Writer’s Direct Dial: +1 212 225 2742 E-Mail: msalerno@cgsh.com

April 12, 2011

VIA EDGAR CORRESPONDENCE

H. Roger Schwall

Assistant Director

Mail Stop 4628

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:

Alpha Natural Resources, Inc.

Registration Statement on Form S-4

(Filed March 17, 2011, File No. 333-172888)

Form 10-K for Fiscal Year Ended December 31, 2010

(Filed February 25, 2011, File No. 001-32331)

Dear Mr. Schwall:

On behalf of Alpha Natural Resources, Inc. (“Alpha”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated April 8, 2011 with respect to the above-referenced Registration Statement on Form S-4 (the “Form S-4”) and Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Form 10-K”).

Alpha has filed today Amendment No. 1 (“Amendment No. 1”) to the Form S-4, together with a copy of this letter via EDGAR correspondence. We are also providing supplementally to the Staff five copies of a version of Amendment No. 1, which has been marked to show changes since the initial filing of the Form S-4 on March 17, 2011.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Generally, the information contained herein with respect to Alpha has been furnished by Alpha and the information contained herein with respect to Massey Energy Company (“Massey”) has been furnished by Massey. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

H. Roger Schwall,
Securities and Exchange Commission	Page 2	April 12, 2011

General

1.	Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments.

In response to the Staff’s comment, where comments on one section or document apply to other disclosure or documents, related changes have been made to all affected disclosure.

2.	Please file all required exhibits with your next amendment. In that regard, please obtain and file signed versions of the and legality and tax opinions, rather than forms of opinion, since we will need to see signed, filed versions prior to completing our review.

In response to the Staff’s comment, signed versions of all required exhibits, including the legality and tax opinions have been filed with Amendment No. 1.

Summary, page 8

Accounting Treatment, page 25

3.	We note you disclose under this heading and on page 124 that upon completion of the merger, former Massey stockholders will receive approximately 54% of the outstanding common stock of Alpha in respect of their Massey shares and Alpha stockholders will hold approximately 46% of the outstanding stock of Alpha. However, calculation of the number of common shares exchanged appears to indicate the opposite stock ownership percentages held by the Massey and Alpha stockholders, as disclosed for example on page 10, page 44 and page 106. Please correct these disclosure inconsistencies.

In response to the Staff’s comment, the disclosure on pages 25 and 133 has been revised.

The Merger, page 62

Background of the Merger, page 62

4.	Please expand the description of each event to include material information relevant to the decisions described or actions taken. In your discussion of many of the meetings held, you cite the topics discussed without addressing the substance of those discussion. For example:

•

expand your disclosure for August 2, 2010 on page 65 to discuss why three months passed following the July 19, 2010 Alpha Board meeting before Mr. Crutchfield contacted Mr. Blankenship to renew talks regarding a possible transaction.

   In response to the Staff’s comment, the disclosure on page 68 has been revised.

•

expand your disclosure for August 23 and 25, 2010 on page 65 to describe the “other factors” in addition to price that were considered in determining whether or not a potential business combination was in the best interests of Massey stockholders. Also, indicate whether Massey ever responded to Alpha’s request for an explanation of the “other factors” and, if so, the substance of that response.

   In response to the Staff’s comment, the disclosure on page 69 has been revised.

H. Roger Schwall,
Securities and Exchange Commission	Page 3	April 12, 2011

Alpha and Massey also respectfully refer the Staff to the disclosure set forth on pages 87 through 92 of Amendment No. 1, which sets forth the reasons and factors considered by the Massey board of directors in reaching its decision to approve the merger agreement and the transactions contemplated thereby.

•	expand your disclosure for November 2, 2010 on page 70 to describe the presentation made by Alpha regarding the combination of the two companies as “a compelling strategic combination.”

   In response to the Staff’s comment, the disclosure on page 73 has been revised.

•	summarize the content and conclusions of the discussions between January 11 and 14, 2010 between Massey and Company C and the “potential synergies of a potential business combination”.

   In response to the Staff’s comment, the disclosure on page 80 has been revised.

5.	Please provide us with any analyses, reports, presentations or other similar materials, including financial forecasts and projections and board books, provided to or prepared by Morgan Stanley and Perella Weinberg for purposes of considering the transaction. For example, we note the discussion for April 23, 2010 on page 63 discloses that the Alpha board “received a presentation from Morgan Stanley” and the discussion for December 14, 2010 on page 73 discloses that the strategic alternatives review committee reviewed “a presentation on the existing bids prepared by Perella Weinberg.” We may have further comments after we review these materials.

In response to the Staff’s request, counsel for each of Morgan Stanley and Perella Weinberg is submitting to the Staff, for its review on a supplemental basis, copies of the respective analyses, reports, presentations and other similar materials requested by the Staff. In addition, counsel for each of Alpha and Massey is submitting to the Staff, for its review on a supplemental basis, copies of forecasts and projections provided to Morgan Stanley and Perella Weinberg and certain other materials prepared with the assistance of Morgan Stanley and Perella Weinberg. These materials are being provided under separate cover requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 and return of these materials pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

6.	Throughout this section, you reference discussions with Companies A, B, C and D. However, it is not always clear how those discussions originated or why they were ultimately terminated. Revise your disclosure accordingly.

In response to the Staff’s comment, the disclosure on page 66 has been revised to state more clearly the manner in which the discussions between Massey and Company A originated. In addition, the disclosure on page 71 has been revised to state more clearly the reasons that the discussions between Massey and Company A were ultimately terminated.

In response to the Staff’s comment, the disclosure on page 67 has been revised to state more clearly the manner in which the discussions between Massey and Company B originated. Alpha and Massey respectfully refer the Staff to the disclosure on page 80, which sets forth the reasons that the discussions between Massey and Company B were ultimately terminated. Specifically, on January 11, 2011, Company B indicated to Perella Weinberg that it may be interested in a potential business combination with Massey, however it did not propose a price or follow up on this general indication of interest in continued discussions subsequent to that date.

In response to the Staff’s comment, the disclosure on page 72 has been revised to state more clearly the manner in which discussions between Massey and Company C originated. In addition, the disclosure on pages 82 and 83 has been revised to state more clearly the reasons that the discussions between Massey and Company C were ultimately terminated.

H. Roger Schwall,
Securities and Exchange Commission	Page 4	April 12, 2011

In response to the Staff’s comment, the disclosure on page 75 has been revised to state more clearly the manner in which the discussions between Massey and Company D originated. Alpha and Massey also respectfully refer the Staff to the disclosure on page 75, which sets forth the reason that the discussions between Massey and Company D were ultimately terminated. Specifically, on November 23, 2010, Perella Weinberg reported that Company D was not interested in pursuing a transaction with Massey for the entire company.

7.	Expand the discussion of the August 5, 2010 conversation to clarify Mr. Crutchfield’s position that “there was a high degree of correlation in the trading prices of Massey’s and Alpha’s common stock.”

In response to the Staff’s comment, the disclosure on page 68 has been revised.

8.	Beginning at the discussion for September 20, 2010 on page 66, we note several references through this section to various “strategic alternatives” contemplated by the board. Please expand your disclosure as necessary to ensure that adequate disclosure of such alternatives is included, including the benefits and risks associated with each, and the reasons why each alternative was rejected in favor of the current transaction. See Item 1013 (b) of Regulation M-A.

In response to the Staff’s comment, the disclosure on pages 70, 73, 75 and 81 has been revised.

9.	Expand the top paragraph on page 68 to explain when and why the discussions with “certain stockholders” commenced, identify these shareholders and clarify the nexus of the reforms adopted at the October 6 meeting to the discussions with Alpha.

In response to the Staff’s comment, the disclosure on page 71 has been revised.

10.	Regarding the October 12th meeting of the Massey board, explain in more detail the “disagreements over valuation” regarding a transaction with Company A.

In response to the Staff’s comment, the disclosure on page 71 has been revised.

11.	We note your disclosure in the third paragraph on page 68 that a strategic alternatives review committee was formed. Please enhance your disclosure to discuss why each member was selected to serve on the committee.

In response to the Staff’s comment, the disclosure on page 72 has been revised.

12.	Expand the discussion of the October 27th meeting to identify the strategic alternatives considered.

In response to the Staff’s comment, the disclosure on page 73 has been revised.

13.	Expand your discussion of the December 20th meeting to explain why “the realizable synergies from a combination with Alpha were likely to be greater than those from a combination with Company C.”

In response to the Staff’s comment, the disclosure on pages 77 and 78 has been revised.

H. Roger Schwall,
Securities and Exchange Commission	Page 5	April 12, 2011

14.	The disclosure for January 14, 2011 on page 76 discusses a presentation made by Perella Weinberg. Expand your disclosure to further discuss the content of the presentation, including the “analysis of synergies,” “deal certainty”, “relative risks”, and “realizable synergizes” referred to in your disclosure.

In response to the Staff’s comment, the disclosure on pages 80 and 81 has been revised.

15.	Regarding the disclosure for the January 27, 2011 Massey board meeting on page 77, explain why the proposal from Company C was determined to be inferior to the Alpha proposal. Explain whether Massey considered going back to Company C after having received the Alpha offer to see if Company C would come back with improved terms and, if not, why not. Also expand your discussion to describe the “advantages and disadvantages of each of Alpha’s offer and Massey’s prospects as a stand-alone entity” stated by the directors and the content of the extensive discussions that ensued.

In response to the Staff’s comment, the disclosure on pages 82 and 83 has been revised.

16.	We note your disclosure that Morgan Stanley and Perella Weinberg were retained to render fairness opinions in connection with the proposed acquisition. Please provide us with copies of the engagement letters.

In response to the Staff’s request, counsel for each of Morgan Stanley and Perella Weinberg is submitting to the Staff, for its review on a supplemental basis, copies of the respective engagement letters requested by the Staff. These materials are being provided under separate cover requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 and return of these materials pursuant to Rule 418 promulgated under the Securities Act.

Opinion of Alpha’s Financial Advisor, page 87

17.	In an appropriate place in this section, summarize the material “certain financial projections prepared by the managements of Massey and Alpha” noted in the third bullet point on page 87.

In response to the Staff’s comment, the disclosure on pages 93, 112 and 113 has been revised.

Precedent Transactions Analysis, page 91

18.	For the publicly traded companies and the precedent transactions selected by Morgan Stanley for its comparable company analysis and its precedent transactions analysis, please disclose whether any comparable companies or transactions were excluded from the analyses.

In response to the Staff’s comment, the disclosure on pages 95 and 97 has been revised.

General, page 95

19.	We note your disclosure that Morgan Stanley provided financial advisory and financing services to Alpha during the past two years. Please also disclose any compensation received or to be received as a result of such relationship between Morgan Stanley and Alpha, including any affiliates of each.

In response to the Staff’s comment, the disclosure on page 100 has been revised.

H. Roger Schwall,
Securities and Exchange Commission	Page 6	April 12, 2011

Opinion of Massey’s Financial Advisor, page 96

20.	In an appropriate place in this section, summarize the material “certain internal forecasts, and other financial data prepared by Alpha and as provided by Alpha to Massey” noted in the fourth bullet point on page 96.

In response to the Staff’s comment, the disclosure on pages 102, 112 and 113 has been revised.

Precedent Transactions Analysis, page 101

21.	For the precedent transactions selected by Perella Weinberg for its precedent transactions analysis, please disclose whether any comparable transactions were excluded from the analysis.

In response to the Staff’s comment, the disclosure on page 108 has been revised.

Litigation Related to the Merger, page 115

22.	Please supplementally provide us with copies of material public documents related to the actions referenced in this section.

In response to the Staff’s request, Alpha is submitting to the Staff, for its review on a supplemental basis, copies of the material public documents related to the actions referenced in the section entitled “Litigation Related to the Merger” beginning on page 124 in Amendment No. 1.

Material United States Federal Income Tax Consequences, page 125

23.	We note your disclosure in the last paragraph on page 125 that the consummation of the merger is conditioned on the receipt of tax opinions of Massey’s and Alpha’s respective tax counsel, and that the merger agreement allows each of Massey and Alpha to waive this particular condition to closing. Notwithstanding your disclosure that neither Massey nor Alpha intends to waive this condition, you must:

•	file executed opinions of counsel before effectiveness even though the merger agreement is conditioned upon the receipt of such tax opinions at closing; and

•	undertake to recirculate and resolicit if the condition is waived and the changes in tax consequences are material.

In response to the Staff’s comment, we have filed executed copies of the tax opinions with Amendment No. 1. In addition, Alpha and Massey have advised us that they undertake to recirculate and resolicit stockholder approval if the condition of the receipt of tax opinions of Massey’s or Alpha’s respective tax counsel is waived and the changes in tax consequences of the merger are material to stockholders generally.

The Merger Agreement, page 128

Conditions to Completion of the Merger, page 145

24.	At an appropriate place in the document, disclose for each listed condition whether the board considers its waiver to be “sufficiently material to warrant resolicitation.” If there is no condition which rises to the level of resolicitation if waived, revise to make this clear.

In response to the Staff’s comment, the disclosure on pages 20, 48 and 157 has been revised.

H. Roger Schwall,
Securities and Exchange Commission	Page 7	April 12, 2011

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 163

25.	We note you include pro forma financial information related to the proposed merger between you and Massey under this heading. To the extent this merger includes quantifiable reserves as defined by Industry Guide 7 and FASB ASC Section 930-805-20, please also provide pro forma reserve data as of December 31, 2010 and pro forma production quantities for the year ended December 31, 2010 for each company and in total, with a breakdown by geographical region as well as information of any changes in historical and expected reserve life resulting from the merger.

In response to the Staff’s comment, the disclosure on pages 180 and 181 has been revised.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 167

Note 1—Basis of Presentation, page 167

26.	We note you disclose that you have not performed the due diligence necessary to identify all of the adjustments required to conform Massey’s accounting policies to Alpha’s accounting policies. Tell us if there are any particular areas of accounting where you believe differences may exist, why you have not been able to resolve the matters, and when you expect to complete your due diligence.

In response to the Staff’s comment, the disclosure on pages 37, 172 and 176 has been revised to remove the statement that Alpha has not performed the due diligence necessary to identify all of the adjustments required to conform Massey’s accounting policies to Alpha’s accounting policies. Based on Alpha’s due diligence to date, Alpha does not believe there are any differences that would result in material adjustments as a result of conforming Massey’s accounting policies to Alpha’s.

Note 3—Pro Forma Adjustments, page 169

27.	We note your disclosure under (b) indicating that you wrote off values of Massey’s previously acquired coal supply agreements and intangible assets as pro forma adjustments. Tell us why you wrote off these values and whether you plan to reassess these assets for new fair values.

In response to the Staff’s comment, Alpha and Massey respectfully advise the Staff that the fair values of previously acquired coal supply agreements and other intangible assets on the books of Massey were determined by Massey using market data and cash flow estimates current as of the time of Massey’s acquisition of Cumberland in April 2010 in accordance with U.S. generally accepted accounting principles (“GAAP”). The values of these assets in Massey’s historical financial statements as of December 31, 2010 represented the unamortized book values of those assets on that date. In the pro forma financial statements, Alpha included a pro forma adjustment to write off those book values as recorded by Massey in contemplation of replacing those book values with fair values determined using current information as of the acquisition date in accordance with GAAP. The allocation of the purchase price reflected in the pro forma financial statements does not ascribe any value to these coal supply agreements and other intangible assets. In connection with the allocation of the purchase price of Massey that will be prepared following the closing of the merger, the fair value of acquired coal supply agreements and any other intangible assets will be determined using current market data and current cash flow estimates that are independent of the market data or cash flow estimates that were reflected in the unamortized book value of such assets recorded in Massey’s historical financial statements as of December 31, 2010.

H. Roger Schwall,
Securities and Exchange Commission	Page 8	April 12, 2011

Where You Can Find More Information, page 178

28.	We note that Massey intends to incorporate by reference information from its Form 10-K for the fiscal year ended December 31, 2010. This Form 10-K incorporates by reference its Part III information from its definitive proxy statement, which is not yet filed. In order to have a complete Section 10(a) prospectus, Massey must either file its definitive proxy statement before the Form S-4 is declared effective or include its Part III information in an amended Form 10-K. See generally Securities Act Forms Compliance and Disclosure Interpretations, Question 123.01, at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

In response to the Staff’s comment, Massey has informed us that it will file an amended Annual Report on Form 10-K solely to include the Part III information prior to Alpha requesting effectiveness of the Form S-4.

Exhibit 8.1

29.	We note the disclosure in the last paragraph that the opinion is furnished to Alpha solely for its use and may not be used, circulated, etc. without counsel’s express written consent. The opinion should not contain such limitations. For your reference, we note that the opinion filed as Exhibit 8.2 does not contain such limitations.

In response to the Staff’s comment, the opinion included as Exhibit 8.1 to Amendment No. 1 has been revised.

Exhibits 8.1 and 8.2

30.	It appears that you intend to file short-form tax opinions as exhibits to the registration statement. For each opinion:

•

Counsel must present its full opinion in the tax discussion section and must clearly state that its opinion is set forth in this section. The disclosure must also clearly state that the discussion is the named counsel’s opinion.

•	Remove any references to the discussion being a summary, general discussion, or of general applicability.

•	Clearly identify upon what counsel is opining. In this regard, counsel must opine on each material tax consequence.

•	If the opinion states that counsel has no obligation to update its opinion, clarify that the opinion speaks through the date of effectiveness of the registration statement.

In response to the Staff’s comment, the disclosure on pages 134 and 135 has been revised and the respective opinions included as Exhibits 8.1 and 8.2 to Amendment No. 1 have been revised.

H. Roger Schwall,
Securities and Exchange Commission	Page 9	April 12, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

Properties, page 46

Coal Reserves, page 47

31.	Please modify your disclosure of mineral reserves to include separate quantification of proven reserves and probable reserves or tell us why you are unable to do so.

Alpha supplementally advises the Staff that it intends to file Amendment No. 1 to the Form 10-K (the “Form 10-K/A”) prior to requesting effectiveness of the Form S-4. In response to the Staff’s comment, Alpha will include revised disclosure with separate quantification of proven reserves and probable reserves in Part 1, Item 2 of the Form 10-K/A.

32.	We note your disclosure in your reserves table on page 48 that your coal reserves are either steam coal or metallurgical coal. Please tell us the quantity of metallurgical coal in terms of a percentage of the total for each of your regional business units.

In response to the Staff’s comment, Alpha is providing the following table, which sets forth metallurgical coal reserves as a percentage of total reserves for each of Alpha’s regional business units, as supplemental information:

Regional Business Unit	Total Recoverable Reserves Proven & Probable (in millions of tons)	Quantity of Metallurgical Coal Reserves (as a percentage of total reserves for each regional business unit)
Pennsylvania Services	775.3	5.7%
AMFIRE	83.7	74.4%
Southern West Virginia	96.3	83.0%
Northern West Virginia	258.1	10.3%
Virginia/Kentucky	354.9	48.4%
Alpha Coal West	653.2	—
Kingwood	3.4	40.0%
Wabash	28.6	—

Exhibit 99.1

33.	It does not appear that you have provided disclosure required by Section 1503(a)(2) of the Dodd-Frank Act. Please revise or confirm that none is required.

In response to the Staff’s comment, Alpha respectfully submits that the following disclosure, which was in the sixth paragraph of Exhibit 99.1 to the Form 10-K, meets the requirements of Section 1503(a)(2) of the

H. Roger Schwall,
Securities and Exchange Commission	Page 10	April 12, 2011

Dodd-Frank Act: “Our subsidiaries received no written notice of a pattern of violations under Section 104(e) of the Mine Act, nor the potential to have such a pattern during the current reporting period.”

*                    *                     *

Should you have any questions or comments regarding the foregoing, please contact Jeffrey S. Lewis or the undersigned of Cleary Gottlieb Steen & Hamilton LLP, counsel to Alpha, at (212) 225-2000.

Sincerely,

/s/ Matthew P. Salerno

Matthew P. Salerno

cc:	Vaughn R. Groves, Esq.
Alpha Natural Resources, Inc.

Richard R. Grinnan, Esq.
Massey Energy Company

Jeffrey S. Lewis, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Robert I. Townsend III, Esq.
Minh Van Ngo, Esq.
Cravath, Swaine & Moore LLP

David M. Carter, Esq.
David Meyers, Esq.
Troutman Sanders LLP